SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-26277

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_|Form 10-Q
|_| Form N-SAR

         For Period Ended:          April 30, 2003

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________

________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     WPCS International Incorporated
Former name if applicable
Address of principal executive office       140 South Village Avenue
City, state and zip code                    Exton, Pennsylvania 19341

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a)      The reasons described in reasonable detail in Part III of
                       this form could not be eliminated without unreasonable
|X|                    effort or expense;
              (b)      The subject annual report, semi-annual report, transition
                       report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th
|X|                    calendar day following the prescribed due date; or the
                       subject quarterly report or transition report on Form
                       10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)      The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the year ended April 30, 2003, particularly as a result of the acquisition of two significant subsidiaries during the fiscal year, has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without unreasonable effort and expense to the registrant.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

   Andrew Hidalgo                 (610)               903-0400
    (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X|  Yes    |_|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended April 30, 2002, the registrant had revenues of approximately $400,000 and net income of approximately $11,000. For the year ended April 30, 2003, the registrant currently estimates that it had revenues of approximately $5,400,000 and a net loss of approximately $380,000. Results for the 2003 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                         WPCS International Incorporated
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                           By:/s/ ANDREW HIDALGO
Date:  July 30, 2003                              Andrew Hidalgo,
                                                  Chief Executive Officer